UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
BRILLIANT EARTH GROUP, INC.
(Exact Name of the Registrant as Specified in its Charter)

Nevada                        001-40836            87-1015499
(State or Other Jurisdiction of Incorporation or Organization)    (Commission File Number)     (I.R.S. Employer Identification No.)

300 Grant Avenue, Third Floor, San Francisco, CA                     94108
(Address of Principal Executive Offices)                         (Zip Code)

(800) 691-0952, Alex Grab, General Counsel
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report

The Company

A copy of the Conflict Minerals Report for Brilliant Earth Group, Inc. (the “Company” or “Brilliant
Earth”) for the reporting period January 1, 2025 to December 31, 2025 is filed as Exhibit 1.01 hereto and is publicly available at https://investors.brilliantearth.com/financial-information/sec-filings.

The references herein to the Company’s website are provided for convenience only, and its contents are not incorporated by reference into this Form SD nor deemed filed with the U.S. Securities and Exchange
Commission.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 for the reporting period
January 1, 2025 to December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Brilliant Earth Group, Inc.

By: /s/ Alex Grab                        June 1, 2026
Alex Grab
General Counsel